Exhibit 23.1
The Board of Directors and Stockholders
Corporación Andina de Fomento
     We consent to the use in this Registration Statement on Form S-B of our report dated February 11, 2011 relating to the financial statements as of and for the years ended December 31, 2010 and 2009 of Corporación Andina de Fomento (CAF), and of our report dated February 11, 2011 relating to management’s assertion that CAF maintained effective internal control over financial reporting as of December 31, 2010, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the headings “Experts” and “Selected Financial Information” in such Prospectus.
Deloitte
Caracas, Venezuela
May 19, 2011